SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                    Natural Alternatives International, Inc.
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                                (Name of Issuer)

                          Common Stock $.001 Par Value
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                         (Title of Class of Securities)

                                    638842302
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                                 (CUSIP Number)

                                  Robert Becht,
                                 P.O. Drawer H,
                         Valley Cottage, New York 10989
                                 (845) 268-6821
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 29, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 11 Pages)

CUSIP No. 638842302                     13D                         Page  2 of 8
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carl J. Terranova
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
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3   SEC USE ONLY

    PF
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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER

                       208,200
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             208,200
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    208,200
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.6%
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12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 638842302                     13D                         Page  3 of 8
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Trust U/W of Vincent Terranova
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

    PF
--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       224,200
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             224,200
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    224,200
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    00 Trust
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

      Item 1: Security and Issuer.

            This Statement relates to the common stock, $.001 par value (the "Common Stock"), of Natural Alternatives International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1185 Linda Vista Drive, Suite D, San Marcos, California 92069.

      Item 2: Identity and Background.

            (a) This Statement is filed by the Trust U/W of Vincent Terranova and Carl J. Terranova.

            (b) The business address of each of the Trust U/W of Vincent Terranova and Carl J. Terranova is P.O. Drawer H, Valley Cottage, New York 10989.

            (c) The principal occupation of Carl J. Terranova is Real Estate Manager. Mr. Terranova is self-employed.

            (d) Neither of the persons filing this statement (to the knowledge of the undersigned) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither of the persons filing this statement (to the knowledge of the undersigned) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) The Trust U/W of Vincent Terranova is a trust created under the laws of the State of New York. Carl J. Terranova is a United States citizen.

      Item 3: Source and Amount of Funds or Other Consideration.

      An aggregate of $563,456.25, including commissions, was paid in a series of transactions pursuant to which the Trust U/W of Vincent Terranova acquired the Common Stock owned by it. Said amount was paid out of the personal funds of the Trust U/W of Vincent Terranova.

      An aggregate of $631,228.48, including commissions, was paid in a series of transactions pursuant to which Carl J. Terranova acquired the Common Stock owned by him. Said amount was paid out of the personal funds of Mr. Terranova.

      Item 4: Purpose of Transaction.

      The persons filing this Report now believe that (a) the Common Stock is significantly under-valued, (b) steps taken by the Company to date to enhance stockholder value have been insufficient, and (c) management must take further immediate steps to enhance stockholder value in order to prevent a deterioration of the underlying value of the Company.

      The persons filing this Report are examining all of their options with respect to the possibility of taking actions which they believe will enhance stockholder value. Such actions could include proposing that management pursue a financial transaction to improve stockholder value, including a merger, reorganization or liquidation, encouraging, participating or leading a proxy contest to change the Company's Board of Directors and/or encouraging, participating in or making a tender offer to acquire control of the Company. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise.

      Item 5: Interest in Securities of the Issuer.

      (a) The Trust U/W of Vincent Terranova beneficially owns 224,200 shares of Common Stock, representing approximately 3.9% of the total Common Stock outstanding. Carl J. Terranova beneficially owns 208,200 shares of Common Stock, representing approximately 3.6% of the total Common Stock outstanding.

      (b) The Trust U/W of Vincent Terranova has the sole power to vote and the sole power to dispose of 224,200 shares of Common Stock. Carl J. Terranova has the sole power to vote and the sole power to dispose of 208,200 shares of Common Stock.

      (c) Carl J. Terranova acquired a portion of the Common Stock owned by him in a series of open market transactions effected primarily with independent brokers between August 24, 2001 and September 26, 2001. See Schedule 1 for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased or sold by Mr. Terranova during the past 60 days. The Trust U/W of Vincent Terranova did not acquire any of the Common Stock owned by it within the last 60 days.

      (d) No person other than the persons filing this Report is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

      (e) Not applicable.

      Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Report or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      Item 7: Material to be Filed as Exhibits.

      None.

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 29, 2001

                                 TRUST U/W OF VINCENT TERRANOVA


                                 By: /s/ Robert Becht
                                    ------------------------------------------
                                    Name: Robert Becht
                                    Title: Trustee


                                 /s/ Carl J. Terranova
                                 ---------------------------------------------
                                 Carl J. Terranova

                                                                      Schedule 1

                                Carl J. Terranova

                                                            Price per Share
Trade Date                 No of Shares                     (Excluding
                            Purchased                       Commission)

August 24, 2001                2000                         $1.86742
August 30, 2001                7400                         $1.999818
August 30, 2001                2100                         $1.99
August 30, 2001                2800                         $2.0
August 30, 2001                3100                         $1.90281
September 4, 2001              1000                         $2.00893
September 4, 2001               800                         $2.05
September 4, 2001               100                         $2.08
September 4, 2001              1800                         $1.92
September 4, 2001               500                         $2.0
September 7, 2001               900                         $1.810983
September 7, 2001              2000                         $1.879902
September 26, 2001             2900                         $1.359207